December 8, 2014

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Philippine Long Distance Telephone Company

Annual Report on Form 20-F for the Fiscal Year

ended December 31, 2013 filed on April 2, 2014 (File No. 001-03006)

Dear Mr. Spirgel:

We refer to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 30, 2014 (the “SEC Comment Letter”), relating to the Annual Report on Form 20-F of Philippine Long Distance Telephone Company (“PLDT” or the “Company”) for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”), which was filed with the Commission on April 2, 2014, and our initial response letter thereto, dated October 31, 2014 (the “PLDT Response Letter”).

Following the Staff’s review of the PLDT Response Letter, the Staff advised us orally that the Staff believes that J.P. Morgan HongKong Nominees Limited (formerly J.P. Morgan Asset Holdings (HK) Limited), the depositary under our Common Stock Deposit Agreement, and PCD Nominee Corporation, the registered owner of shares held by participants in the Philippine Depository and Trust Co., do not have beneficial ownership of shares for purposes of the annual report on Form 20-F and therefore should be removed from the tabular disclosure of beneficial ownership under Item 7. The Staff also confirmed that other than this remaining comment there were no other remaining open issues in the Comment Letter and that the Staff has no objection to our suggestion that our revisions to our disclosure proposed in the PLDT Response Letter and in this letter would be first made in the Annual Report on Form 20-F to be filed in respect of the fiscal year ended December 31, 2014 (the “2014 Form 20-F”).

We confirm that we will revise the tabular disclosure of beneficial ownership of our shares in our 2014 Form 20-F to remove J.P. Morgan HongKong Nominees Limited and PCD Nominee Corporation. The following table sets forth the pertinent information from our 2013 Form 20-F with respect to shareholding as at February 28, 2014, which information has been presented in accordance with the agreed revisions. The following table includes the shareholding information of certain affiliated shareholders on a combined basis as well as on an individual basis where significant.

Mr. Larry Spirgel	2

Shareholder	Common Shares		Percentage of Common Shares (%)	Voting Preferred Shares	Percentage of Voting Preferred Shares (%)	Percentage of Voting Securities (%)
1. First Pacific Company Limited and affiliates	55,244,642	(1)	25.6	—	—	15.1

a. Philippine Telecommunications Investment Corporation	26,034,263		12.0	—	—	7.1

b. Metro Pacific Resources, Inc.	21,556,676		10.0	—	—	5.9

2. Nippon Telegraph and Telephone Corporation and affiliates	43,963,642	(2)	20.3	—	—	12.0

a. NTT Communications Corporation	12,633,487		5.8	—	—	3.5

b. NTT DOCOMO, Inc.	31,330,155	(3)	14.5	—	—	8.6

3. JG Summit Holdings, Inc. and its affiliates	17,305,625	(4)	8.0	—	—	4.7

4. Deutsche Bank AG Manila Branch – Clients A/C	17,017,693	(5)	7.9	—	—	4.6

5. The Hongkong and Shanghai Banking Corporation Limited – Clients’ Acct.	17,170,249	(5)	7.9	—	—	4.7

6. BTF Holdings, Inc.(6)	—		—	150,000,000	100%	41.0

(1)	Includes (a) 26,034,263 shares of common stock held by Philippine Telecommunications Investment Corporation, a Philippine affiliate of First Pacific Company Limited (“First Pacific”), (b) 21,556,676 shares of common stock held by Metro Pacific Resources, Inc., a Philippine affiliate of First Pacific and (c) 7,653,703 ADRs held by a non-Philippine wholly-owned subsidiary of First Pacific.

Mr. Larry Spirgel	3

(2)	Includes (a) 22,796,902 shares of common stock held by NTT DOCOMO, Inc., a Japanese corporation which is a majority-owned and publicly traded subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), (b) 8,533,253 ADRs held by NTT DOCOMO, Inc. and (c) 12,633,487 shares of common stock held by NTT Communications Corporation, a Japanese corporation which is a wholly-owned subsidiary of NTT.
(3)	Includes 8,533,253 ADRs held by NTT DOCOMO, Inc.
(4)	Includes (a) 17,208,753 shares of common stock beneficially owned by JG Summit Holdings, Inc., (b) 86,723 shares of common stock beneficially owned by Express Holdings, Inc., (c) 10,148 shares of common stock beneficially owned by Ms. Elizabeth Yu Gokongwei and (d) 1 share of common stock beneficially owned by Mr. James L. Go, all held on record by PCD Nominee Corporation.
(5)	Represents shares held on behalf of clients. PLDT has no knowledge if any client beneficial owners of common shares held 5% or more of PLDT’s outstanding shares of common stock as at February 28, 2014.
(6)	A wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Co. or PLDT Beneficial Trust Fund.

*     *     *     *

Mr. Larry Spirgel	4

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact Michael G. DeSombre of Sullivan & Cromwell (tel: (+852) 2826 8696; fax: (+852) 2826 1774; e-mail: desombrem@sullcrom.com), or the undersigned by phone at (+632) 888 0188 or by e-mail at lrchan@pldt.com.ph, with any questions you may have.

Sincerely,

/s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-Chan
Senior Vice President and Corporate
Secretary

cc:	Terry French, Accounting Branch Chief
Kathleen Krebs, Special Counsel
Christy Adams, Senior Staff Accountant
(Securities and Exchange Commission)

Napoleon L. Nazareno, President and Chief Executive Officer
June Cheryl A. Cabal-Revilla, First Vice President and Controller
Anabelle Lim-Chua, Senior Vice President and Treasurer
(Philippine Long Distance Telephone Company)

Michael G. DeSombre
Ram Narayan
(Sullivan & Cromwell)